EXHIBIT 21.1

SUBSIDIARIES OF YUME, INC.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Crowd Science, Inc.	Delaware
YuMe Digital Advertising HK Limited	Hong Kong
YuMe Advertising Private Limited	India
YuMe Spain, S.L.	Spain
YuMe Europe Limited	United Kingdom
YuMe Holdings, Inc.	Delaware
YuMe Sweden AB	Sweden